

Mail Stop 3233

June 21, 2018

<u>Via E-Mail</u>
Carl Wu
Chief Executive Officer
New Frontier Corporation
23rd Floor, 299 QRC
287-299 Queen's Road Central
Hong Kong

> **Re: New Frontier Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 20, 2018**
> **File No. 333-225421**

Dear Mr. Wu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2018 letter.

The Offering, page 8

1. You currently state that you would need approximately 27.7% of the public shares sold in this offering to be voted in favor of an initial business combination in order to have the initial business combination approved. You also state that any units purchased by Mr. Leung, Mr. Wu, or investors identified by them would decrease the number of public shares needed to vote in favor of an initial business combination. Please revise to balance the 27.7% figure with the percentage of public shares required to approve an initial business combination if Mr. Leung, Mr. Wu, and other investors purchase the full 9 million of units for which they have provided indications of interest and vote such shares in favor of an initial business combination.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc:     Joel Rubinstein, Esq.
        Winston & Strawn LLP